

December 12, 2013

<u>Via E-Mail</u>
Mr. M. Kirk Scott
Chief Financial Officer
Dividend Capital Diversified Property Fund Inc.
518 Seventeenth Street, 17th Floor
Denver, CO 80202

> **Re: Dividend Capital Diversified Property Fund Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 19, 2013**
> **File No. 000-52596**

Dear Mr. Scott:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012 filed March 19, 2013

Net Asset Value Calculation, page 56

1.   In future filings, please supplement your disclosure regarding your NAV calculation to include an analysis of the relationship between the aggregate purchase price of your properties (as adjusted for related capital expenditures) and the value assigned to your properties.

Consolidated Statements of Income (Loss), page F-4

2.   We note your presentation distributions declared per common share on the face of the income statement. Please tell us how you considered ASC 260-10-45-5, which

states any per share data not specifically contemplated in that Subtopic should be disclosed in the notes to the financial statements only.

Note 2. Summary of Significant Accounting Policies, page F-9

3.   Please elaborate upon your accounting policy for investments in joint ventures. Based upon disclosures on pages F-17 and F-18, it appears that you consolidate certain joint ventures in which you do not act as the managing partner. Please tell us the criteria upon which your accounting treatment is based. If any of your joint ventures are variable interest entities, please provide the disclosures required by ASC 810-10-50. If any of your joint ventures are accounted for under the equity method, please provide the disclosures required by ASC 323-10-50. We may have further comment upon review of your response and proposed revisions.

Note 8. Fair Value Disclosures, page F-32

4.   Please include the Comerica Bank Tower Mortgage and all related disclosures required by ASC 820-10-50 in future filings. Please provide us with your proposed revisions, or tell us why you believe it is appropriate to exclude fair value disclosures related to this mortgage.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Jorge L. Bonilla, Staff Accountant, at (202) 551-3414 or Kristi Marrone at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Garrison, Attorney-Advisor, at (202) 551-3789 or Thomas Kluck, Branch Chief, at (202) 551-3293 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief